UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 303

Beijing Broadcasting Tower

Chaoyang District, Beijing 100022

People's Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Kuke Music Holding Limited (the “Company”), a leading classical music service platform in China with approximately 3 million audio and video music tracks, today announced that Ms. Song Li will assume Ms. Bin Yu’s role and serve as independent director, Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee of the board of directors of the Company.

Ms. Song is a Chartered Professional Accountant (CPA) and has 18 years of financial management and 8 years of financial teaching experience. Ms. Song has worked in financial management roles from 1997 to 2015 at various companies, such as Beijing Double Crane Pharmaceutical Co., Ltd., Beijing 95 Online Technology Development Co., Ltd., and Guoxin Tendering Group Co., Ltd. Since 2015, Ms. Song has worked as an associate professor at Canvard College of Beijing Technology and Business University. Ms. Song received a Bachelor’s degree in Economics from the Central University of Finance and Economics in 1997 and a Master’s degree in Public Administration from the Central University of Finance and Economics in 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ He Yu
	Name:	He Yu
	Title:	Chief Executive Officer
	Date:	June 27, 2023

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